Exhibit 99.1

Procaps Group Announces New Chairman

Ruben Minski decides to stepdown as Executive Chairman and José Minski is appointed as new Chairman of the Board

MIAMI, USA – BARRANQUILLA, COL – June 28, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, announced that Mr. Ruben Minski has resigned from his role as Executive Chairman of the Board, effective June 30th. Mr. Minski will continue to serve as a member of the Board of Directors.

Reflecting on his decision, Ruben stated: “This month marked six months since Jose Antonio Vieira assumed the role of CEO of Procaps. To ensure a smooth and effective transition, I have had the privilege of serving as Executive Chairman of our Board. Reflecting on these six months, I believe the transition to our new leader has been successful, and it is now time for me to step down from this honorable position. As a major shareholder, I will remain on the Board of Directors to support our efforts to overcome obstacles and capitalize on opportunities.”

The Board of Directors of the Company (the “Board”) has appointed Mr. José Minski, currently a member of the Board and Chair of the M&A Committee, as the new Chairman of the Board.

José Minski brings extensive experience and a deep understanding of Procaps´ strategic direction and operational objectives, which will be invaluable in his new role. José Minski stated, “I am honored to take on this new role and look forward to working closely with the Board and management team to continue driving Procaps´ strategic initiatives and deliver value to our shareholders.”

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.